

SECUR **12010102** /IISSION

SEC
Mall Processing
Section

FEB 2 7 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2011___ AND ENDING ___12/31/11___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gargoyle Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue, Building 1
_____
(No. and Street)

Englewood   **NJ**   **07631**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. MacKenzie, Jr.   **(201)227-2249**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
_____
(Name – if individual, state last, first, middle name)

15 Maiden Lane, Ste 1003   **New York**   **New York**   **10038**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the
collection of information contained in this form
are not required to respond unless the form
SEC 1410   (06-02)   displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Alan S. MacKenzie, Jr.__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Gargoyle Strategic Investments, LLC__ , as

of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 20 12

_____
Signature

__Chief Financial Officer__
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

Statement of Financial Condition

December 31, 2011

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

December 31, 2011

INDEX



INDEPENDENT AUDITORS' REPORT

To the Member of
Gargoyle Strategic Investments, LLC
Englewood, New Jersey

We have audited the accompanying statement of assets, liabilities and member's equity of Gargoyle Strategic Investments, LLC (the "Company") as of December 31, 2011 and the related statements of revenues and expenses, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gargoyle Strategic Investments, LLC at December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MaloneBailey, LLP

February 22, 2012

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com



INTERNATIONAL

Registered Public Company Accounting Oversight Board · AICPA

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

December 31, 2011

ASSETS

Cash	$	58,398
Securities owned, at fair value		352,672,937
Due from clearing broker		7,735
Fixed assets, net of accumulated depreciation of $1,444,130		341,396
Due from related parties		502,706
Other receivables		1,576,228
Dividends receivable		628,676
JBO investment		52,284
Prepaid expenses		2,828
Interest receivable		9,825
TOTAL ASSETS	**$**	**355,853,013**

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased, at fair value	$	218,099,107
Due to clearing broker		122,629,612
Accounts payable and accrued expenses		587,820
Dividends payable		78,441
Interest payable		6,739
		341,401,719
Commitments and contingent liabilities		-
Subordinated borrowings		2,000,000
		2,000,000
Members' equity		12,451,294
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**355,853,013**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gargoyle Strategic Investments L.L.C., a New York limited liability company, (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE-AMEX ("AMEX", formerly the American Stock Exchange) and the NYSE-ARCA ("ARCA").

The Company is engaged in securities trading and options market-making for its own proprietary accounts.

Gargoyle International Management L.L.C., a New Jersey limited liability company, (the "Managing Member") is the managing member of the Company. The members of the Managing Member are Gargoyle Group Holdings L.L.C., a New Jersey limited liability company, Charles Goodgal, Alan MacKenzie, Phillip Martin, Joshua Parker, Bruce Rogoff and Alan Salzbank.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Investment Securities and Valuation

The Company invests only in exchange-listed marketable securities. These investments are stated at fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price (in the case of equities and exchange-traded funds) or the midpoint of the last reported bid and ask price (in the case of options) on the date of valuation.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 3 – FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under U.S. GAAP provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's securities owned and securities sold, not yet purchased, by level within the fair value hierarchy at December 31, 2011.

Assets	Fair Value	Fair Value Hierarchy
Securities owned, at fair value	$ 352,672,937	Level 1
Liabilities		
Securities sold, not yet purchased, at fair value	$ 218,099,107	Level 1

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members under a limited liability company.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is a member of the NYSE-AMEX (formerly the American Stock Exchange) and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule"). The Net Capital Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $4,049,374 which was $3,949,374 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.1452 to 1 as of that date.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 6 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2011 are as follows:

Subordinated loan at prime plus 2%, maturity date October 31, 2012	$ 2,000,000
	$ 2,000,000

The subordinated borrowings are available in computing net capital under the Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

NOTE 7 – OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the Company's money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with certain affiliates of the Managing Member. Certain expenses paid for by the affiliates are reimbursed by the Company, while certain expenses paid for by the Company are reimbursed by the affiliates.

During the year, Gargoyle Investment Advisor L.L.C. , an affiliate, had $488,746 expenses paid on it's behalf by the Company of which $481,265 are receivable at year end.

The company paid $138,346 in rent to Gargoyle Real Estate Holdings LLC, an affiliate, and the Company is owed $17,640 for various expenses paid on its behalf.

The Company paid $350,000 to Victor Technologies L.L.C., an affiliate, for technology licensing fees.